SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

August 31st, 2006

FINANCIAL YEAR 2006-07

FIRST QUARTER 2006-07

•	Operating income up 84.3% to 411 million euros,

•	Excellent activity levels with strong growth in unit revenues in both passenger and cargo

•	Adjusted operating margin of 8.0%, up 2.7 points

•	Full year objective revised upwards

The board of Air France-KLM met on August 30th, 2006 under the chairmanship of Jean-Cyril Spinetta to approve the financial statements for the First Quarter of 2006-07.

Consolidated figures

	First Quarter to June 30th
(in millions of euros)	2006	2005	Change
Revenues	5,802	5,186	+11.9%
Current operating income	411	223	+84.3%
Income from operating activities	388	228	+70.2%
Pretax income of fully integrated companies	310	149	+108.0%
Net income, Group share	244	112	+117.9%

First Quarter 2006-07: Operating income of 411 million euros, up 84.3%

Activity was dynamic in the First Quarter, in both Passenger, which saw a 2 point increase in load factor, and Cargo, which also recorded a slight improvement in its load factor. These robust levels of activity were accompanied by a strong increase in unit revenues. Revenues rose 11.9% to 5.80 billion euros, on capacity measured in EASK up 4.6%. Unit revenue measured in EASK was up 7.3%, and by 5.6% excluding the currency impact. Operating costs rose 8.6% to 5.39 billion euros. Excluding the fuel charge, the rise would have been 5.5%. Unit costs, measured in EASK were up 3.8%, and fell by 0.6% on a constant currency and fuel price basis.

The main variations in operating costs were as follows:

•	The fuel charge amounted to 1.0 billion euros (+201 million euros), a rise of 24.8%, composed of a volume effect of 3%, an unfavorable currency impact of 4%, a fuel price rise of 24%, and a positive hedging effect of 6%;

•	Employee costs rose 4.2% to 1.66 billion euros, mainly as a result of a 10% rise in social contributions, linked to Air France’s contribution to the general redundancy insurance scheme. Headcount rose slightly to 103,100 (+1.2%);

•	Aircraft costs (operating leases, chartering, amortization and maintenance costs) were up by 7.6% to 953 million euros. An increase in the number of fully-owned aircraft and aircraft under financial leases impacted amortization charges, which were up 8.4%, while operating leases charge remained stable;

•	Commercial and distribution costs rose slightly by 1.9%. Commissions to travel agents continued to fall, while other costs evolved in line with activity levels.

Internet	site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

1/9

Operating income was up 84.3% to 411 million euros at June 30th 2006 versus 223 million euros a year earlier. The operating margin (operating income over revenues) rose 2.8 points, from 4.3% at June 30th 2005 to 7.1%. The adjusted operating margin1 stood at 8%, up 2.7 points.

After other income and charges amounting to a negative 23 million euros, versus a positive 5 million euros a year earlier, income from operating activities amounted to 388 million euros, up 70.2% year on year.

Net interest charges amounted to 46 million euros versus 60 million euros a year earlier, a 23.3% reduction, in line with the decrease in net debt. Pretax income of fully integrated companies was 310 million euros compared with 149 million euros a year earlier.

After a tax charge of 87 million euros (52 million euros at June 30th 2005) and a contribution from associates of a negative 0.3 million euros (versus a positive contribution of 17 million euros a year earlier), net income, Group share amounted to 244 million euros, up from 112 million euros at June 30 th 2005, a rise of 117.9%. Earnings per share amounted to 0.91 euros (0.43 euros at June 30 th 2005).

Information by business

Passenger

During the First Quarter to June 30 th 2006, traffic rose by 7.7% on capacity up by 5.0%, leading to a 2 point rise in the load factor to 81.5%. Total passenger revenues amounted to 4.61 billion euros, up 12.1% after a positive currency impact of 1.6%. Operating income more than doubled from 176 million euros to 363 million euros.

	First Quarter to June 30 th
	2006	2005	Change
Total passenger revenues (in € m)	4,613	4,117	+12.1%
Revenues from scheduled passenger business (in € m)	4,345	3,859	+12.6%
Unit revenues per RPK (in € cts)	8.76	8.38	+4.5%
Unit revenues per ASK (in € cts)	7.14	6.66	+7.2%
Unit costs per ASK (in € cts)	6.47	6.29	+2.9%
Operating income (in € m)	363	176	+106.2%

On a constant currency basis, unit revenues per RPK and per ASK increased by 2.9% and 5.6% respectively. Unit costs per available seat kilometer fell by 0.9% on a constant currency and fuel price basis.

Cargo

In an environment which remains highly competitive, the cargo activity saw a rebound in the First Quarter, with a 3.7% rise in traffic for a 2.6% increase in capacity, leading to a 0.7 point improvement in the load factor to 66.2%.

Total revenues for the cargo activity amounted to 729 million euros, up 10.5% after a favorable currency impact of 2.5%. Operating income was 28 million euros verus 11 million euros at June 30 th 2005.

[1]	Operating income adjusted for the portion of operating leases corresponding to financial charges (34%)

2/9

	First Quarter to June 30 th
	2006	2005	Change
Total cargo business revenues (in € m)	729	660	+10.5%
Revenues from transportation of cargo (in € m)	674	610	+10.5%
Unit revenues per RTK (in € cts)	24.69	23.17	+6.5%
Unit revenues per ATK (in € cts)	16.34	15.18	+7.6%
Unit costs per ATK (in € cts)	15.51	14.76	+5.1%
Operating income (in € m)	28	11	+154.5%

On a constant currency basis, the yield (RTK) was up by 4.0% and unit revenues per available ton-kilometer (ATK) by 5.1%. Unit costs were down by 0.6% on a constant currency and fuel price basis.

Maintenance

The maintenance activity generated third party revenues of 231 million euros, up 8.3%. Operating income declined from 14 million euros to 3 million euros as a result of the postponement of certain contracts.

Other activities

Revenues from other activities amounted to 229 million euros, of which 170 million euros relating to Transavia (+19%) and 45 million euros to the catering business (+16.8%). Operating income amounted to 17 million euros (22 million euros at June 30th 2005), of which 19 million euros was from Transavia (18 million euros at June 30th 2005).

Financial structure: further reduction in net debt

Operating cash flow amounted 1.36 billion euros at June 30th 2006 while capital expenditure was 655 million euros.

The financial structure improved further, with net debt standing at 3.72 billion euros (compared with 5.5 billion euros at June 30th 2005 and 4.38 billion euros at March 31st 2006), while shareholders’ equity amounted to 8.21 billion euros (up from 7.85 billion euros at March 31st 2006) of which 1.18 billion euros relating to the valuation of derivative instruments.

The gearing ratio was thus reduced from 0.56 at March 31st 2006 to 0.45 at June 30th 2006.

Objective for Full Year operating income raised

On the basis of the current robustness of both activity levels and unit revenues, and on condition that these trends persist, Air France-KLM’s objective for the Full Year is to generate a significant increase in operating income compared to last year.

Agenda

Thursday, August 31st 2006:

•	audio-web conference at 4:00 pm (CET)

to connect to the conference call, please dial:

-	UK 00 44 207 162 0125 (password: AKH)

-	US 1 334 323 6203 (password: AKH)

•	to see the presentation, go to the following website:

http://airfranceklm.momentys.com (password: AKHQ1)

•	for instant replay, please dial:

-	UK 00 44 207 031 4064 (code: 709113)

-	US 1 954 334 0342 (code: 709113)

Monday, October 9th 2006:

•	Investor Day at Roissy at 9h30h CET

3/9

Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings, including its Annual Reports on Form 20-F for the year ended March 31. 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

4/9

AIR FRANCE KLM GROUP

INCOME STATEMENT

in millions of euros	1st quarter (April to June)
	2006-07	2005-06	variation
SALES	5 802	5 186	11,9%
Other revenues	0	0	na

EXTERNAL EXPENSES	(3 242)	(2 899)	11,8%
Aircraft fuel	(1 010)	(809)	24,8%
Chartering costs	(166)	(138)	20,3%
Aircraft operating lease costs	(156)	(155)	0,6%
Landing fees and en route charges	(433)	(403)	7,4%
Catering	(103)	(101)	2,0%
Handling charges and other operating costs	(319)	(292)	9,2%
Aircraft maintenance costs	(201)	(182)	10,4%
Commercial and distribution costs	(321)	(315)	1,9%
Other external expenses	(533)	(504)	5,8%

Salaries & related costs	(1 661)	(1 594)	4,2%
Taxes other than income tax	(64)	(58)	10,3%
Charge to depreciation/amortization, net	(424)	(391)	8,4%
Charge to operating provisions, net	(6)	(20)	-70,0%
Other income and charges, net	6	(1)	na

OPERATING INCOME	411	223	84,3%

Gain on disposal of flight equipment, net	6	—	na
Amortization of negative goodwill	—	2	na
Other non-current income and expenses, net	(29)	3	na

INCOME FROM OPERATING ACTIVITIES	388	228	na

Gross cost of financial debt	(97)	(87)	11,5%
Income from cash & cash equivalent	51	27	88,9%

Net cost of financial debt	(46)	(60)	-23,3%

Other financial income and expenses	(32)	(19)	na

PRE-TAX INCOME OF CONSOLIDATED COMPANIES	310	149	108,1%

Income tax	(87)	(52)	67,3%

NET INCOME OF CONSOLIDATED COMPANIES	223	97	129,9%

Share of profits (losses) of associates	—	17	na

NET INCOME FROM CONTINUING OPERATIONS	223	114	95,6%

Net income from discontinued operations	—	—

INCOME BEFORE MINORITY INTERESTS	223	114	95,6%

Minority interests	21	(2)	na

NET INCOME - GROUP SHARE	244	112	117,9%

5/9

CONSOLIDATED BALANCE SHEET

in millions of euros

ASSETS	30 June 2006	31 March 2006
Goodwill	206	208
Intangible assets	428	428
Flight equipment	11 294	11 017
Other property, plant and equipment	1 965	1 955
Investments in equity associates	194	204
Pension assets	1 961	1 903
Other financial assets	1 179	1 182
Deferred tax assets	1	7
Other non current assets	1 187	1 082

Total non-current assets	18 415	17 986

Other short term financial assets	1 276	932
Inventories	353	340
Account receivables	2 694	2 518
Income tax receivables	1	1
Other current assets	1 888	1 756
Cash and cash equivalents	3 193	2 946

Total current assets	9 405	8 493

Total assets	27 820	26 479

LIABILITIES AND EQUITY	30 June 2006	31 March 2006
Issued Capital	2 290	2 290
Additional paid-in capital	430	430
Treasury shares	(57)	(58)
Reserves and retained earnings	5 443	5 072

Equity attributable to equity holders of Air France KLM SA	8 106	7 734

Minority interests	105	119

Total Equity	8 211	7 853

Provisions and retirement benefits	1 467	1 453
Long-term debt	7 770	7 826
Deferred tax	999	839
Other non-current liabilities	656	417

Total non-current liabilities	10 892	10 535

Provisions	200	192
Short term portion of long-term debt	1 143	1 260
Trade payables	2 154	2 039
Deferred revenue on ticket sales	2 462	2 062
Current tax liabilities	123	167
Other current liabilities	2 557	2 269
Bank overdrafts	78	102

Total current liabilities	8 717	8 091

Total liabilities and equity	27 820	26 479

6/9

STATEMENT OF CONSOLIDATED CASH FLOW

in millions of euros

Period from April 1 to June 30,	2006	2005
Income for the period	223	114
Amortization, depreciation and operating provisions	430	411
Financial provisions	7	—
Gain on disposals of tangible and intangible assets	(6)	—
Gain on disposals of subsidiaries and associates	(2)	—
Derivatives	11	(4)
Unrealized foreign exchange gains and losses, net	2	20
Negative goodwill	—	(2)
Share of profits (losses) of associates	—	(17)
Deferred taxes	108	52
Other non-monetary items	37	21

Subtotal	810	595

Changes in working capital	546	239

Net cash flow from operating activities	1 356	834

Acquisitions of subsidiaries and investments in associates, net of cash acquired	(24)	(28)
Purchase of property plant and equipment and intangible assets	(655)	(730)
Proceeds on disposal of subsidiaries and investments in associates	2	—
Proceeds on disposal of property plant and equipment and intangible assets	11	13
Dividends received	1	4
Decrease (increase) in investments, net between 3 months and 1 year	(289)	(30)

Flux net de trésorerie lié aux opérations d’investissements	(954)	(771)

Issuance of long-term debt	207	443
Repayments on long term debt	(175)	(109)
Payment of debt resulting from finance lease liabilities	(151)	(69)
Decrease (increase) in loans, net	(11)	(56)
Dividends paid	(2)	(1)

Net cash flow from financing activities	(132)	208

Effect of exchange rate on cash and cash equivalents	1

Change in cash and cash equivalents	271	271

Cash and cash equivalents at beginning of period	2 844	2 192
Cash and cash equivalents at end of period	3 115	2 463

7/9

FLEET AS OF 30 JUNE 2006
AIR FRANCE FLEET

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06
B747-400	8	8	1	1	7	7	16	16	16	16
B747-300/200	6	6					6	6	4	3
B777-200/300	19	22	4	4	15	15	38	41	37	40
A340-300	10	10	3	3	7	7	20	20	20	20
A330-200	6	6	1	1	9	9	16	16	16	16

Long-haul fleet	49	52	9	9	38	38	96	99	93	95

B747-400	2	2			3	3	5	5	5	5
B747-200	5	5	1	1	1	1	7	7	7	7

Cargo	7	7	1	1	4	4	12	12	12	12

A321	11	11			2	2	13	13	13	13
A320	49	49	3	3	16	15	68	67	66	67
A319	20	20	4	4	21	21	45	45	44	45
A318	12	13					12	13	12	13
B737-500	3	3			9	8	12	11	11	9

Medium-haul fleet	95	96	7	7	48	46	150	149	146	147

Total Air France fleet	151	155	17	17	90	88	258	260	251	254

REGIONAL FLEET

BRIT AIR

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06
Canadair Jet 100	2	2	11	11	6	6	19	19	19	19
Canadair Jet 700	2	2	10	10			12	12	12	12
F100-100	5	5			8	8	13	13	13	13

Total	9	9	21	21	14	14	44	44	44	44

CITY JET

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06
BAE146-200/300*	5	5	1	1	13	14	19	20	19	20

Total	5	5	1	1	13	14	19	20	19	20

sub-leased by KLM

REGIONAL

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06
BEECH 1900	3	3	1	1	1	1	5	5
EMB145-EP/MP	2	2	17	17	9	9	28	28	28	28
EMB135-ER	2	2	3	3	4	4	9	9	9	9
EMB120-ER	8	8	1	1	2	2	11	11	9	9
F100-100	1	3	1	1	7	6	9	10	9	10
F70-70			5	5			5	5	5	5
SAAB 2000					5	4	5	4	5	4

Total	16	18	28	28	28	26	72	72	65	65

Total Regional fleet	30	32	50	50	55	54	135	136	128	129

Air Ivoire

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06
F28	3	3					3	3	3	3
A321					1	1	1	1	1	1

Total	3	3			1	1	4	4	4	4

TOTAL Air France Group	184	190	67	67	146	143	397	400	383	387

8/9

FLEET AS OF 30 JUNE 2006
KLM AND TRANSAVIA FLEET

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06
B747-400	6	6	16	16			22	22	22	22
B777-200			5	6	6	7	11	13	11	13
MD11			8	8	2	2	10	10	10	10
A330-200			3	4			3	4	3	4
B767-300					8	5	8	5	8	5

Long-haul fleet	6	6	32	34	16	14	54	54	54	54

B747-400			3	3			3	3	3	3

Cargo			3	3			3	3	3	3

B737-900			2	2	3	3	5	5	5	5
B737-800	3	3	23	23	4	5	30	31	30	31
B737-700			5	5	5	5	10	10	10	10
B737-400	6	6			7	7	13	13	13	13
B737-300	6	6	1	1	7	7	14	14	14	14

Medium-haul fleet	15	15	31	31	26	27	72	73	72	73

Total KLM fleet	21	21	66	68	42	41	129	130	129	130

REGIONAL FLEET

KLM Cityhopper

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06
F70	18	18	3	3			21	21	21	21
F50	2	6	4		2	2	8	8	8	8

Total KLM Cityhopp	20	24	7	3	2	2	29	29	29	29

KLM Cityhopper UK

	Owned		Finance lease		Operating lease		TOTAL		In operation
Aircraft	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06	3/31/06	6/30/06
F100	7	7	11	11			18	18	18	18
F50					6	6	6	6	6	6

Total KLM Cityhopp	7	7	11	11	6	6	24	24	24	24

Total Regional fleet	27	31	18	14	8	8	53	53	53	53

TOTAL KLM Group	48	52	84	82	50	49	182	183	182	183

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Air France – KLM Group

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European

Commission for use in the European Union

As of June 30, 2006 and for the three-month periods ended June 30, 2006 and 2005

Air France-KLM Group

CONSOLIDATED INCOME STATEMENTS(*)

In € million Period from April 1st to June 30,	Notes	2006	2005
Sales	1	5 802	5 186
Other revenues		—	—

Revenues		5 802	5 186

External expenses	2	(3 242)	(2 899)
Salaries and related costs	3	(1 661)	(1 594)
Taxes other than income taxes		(64)	(58)
Depreciation and amortization		(424)	(391)
Provisions		(6)	(20)
Other income and expenses		6	(1)

Income from current operations		411	223

Sales of aircraft equipment	4	6	—
Negative goodwill		—	2
Other non-current income and expenses	4	(29)	3

Income from operating activities		388	228

Cost of financial debt		(97)	(87)
Income from cash and cash equivalents		51	27

Net cost of financial debt		(46)	(60)

Other financial income and expenses		(32)	(19)

Income before tax		310	149

Income taxes		(87)	(52)

Net income of consolidated companies		223	97

Share of profits (losses) of associated		—	17

Net income from continuing operations		223	114

Net income from discontinued operations		—	—

Income for the period		223	114
- Group		244	112
- Minority interest	4	(21)	2

Income for the period per share		0,91	0,43

(*)	Established in accordance with accounting principles and valuation methods of IFRS standards adopted by the European Union

Air France-KLM Group

CONSOLIDATED BALANCE SHEET(*)

Assets

In € million	June 30, 2006	June 30, 2005
Goodwill	206	208
Intangibles assets	428	428
Flight equipment	11 294	11 017
Other property, plant and equipment	1 965	1 955
Investments in equity associates	194	204
Pension assets	1 961	1 903
Other financial assets	1 179	1 182
Deferred tax assets	1	7
Other non current assets	1 187	1 082

Total non current assets	18 415	17 986

Other short term financial assets	1 276	932
Inventories	353	340
Account receivables	2 694	2 518
Income tax receivables	1	1
Other current assets	1 888	1 756
Cash and cash equivalents	3 193	2 946

Total current assets	9 405	8 493

Total assets	27 820	26 479

(*)	Established in accordance with accounting principles and valuation methods of IFRS standards adopted by the European Union

Air France-KLM Group

Liabilities and equity In € million	June 30, 2006	June 30, 2005
Issued capital	2 290	2 290
Additional paid-in capital	430	430
Treasury shares	(57)	(58)
Reserves and retained earnings	5 443	5 072

Equity attributable to equity holders of Air France-KLM SA	8 106	7 734

Minority interests	105	119

Total Equity	8 211	7 853

Provisions and retirement benefits	1 467	1 453
Long-term debt	7 770	7 826
Deferred tax	999	839
Other non-current liabilities	656	417

Total non-current liabilities	10 892	10 535

Provisions	200	192
Short term portion of long-term debt	1 143	1 260
Trade payables	2 154	2 039
Deferred revenue on ticket sales	2 462	2 062
Current tax liabilities	123	167
Other current liabilities	2 557	2 269
Bank overdrafts	78	102

Total current liabilities	8 717	8 091

Total liabilities and equity	27 820	26 479

(*)	Established in accordance with accounting principles and valuation methods of IFRS standards adopted by the European Union

Air France – KLM Group

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’EQUITY(*)

In € million

	Number of shares	Issued capital	Additional paid-in capital	Treasury shares	Retained earnings	Derivatives reserve	Available for sale securities reserve	Currency translation adjustment	Other reserves	Total	Equity attributable to holders of Air France- KLM SA	Minority interests	Total equity
March 31, 2005	269 383 518	2 290	384	(19)	3 260	—	—	(6)	—	3 254	5 909	111	6 020
Gain / (loss) on revaluation of fixed assets reclassified as available for sale assets	—	—	—	—	—	—	(3)	—	—	(3)	(3)	—	(3)
Gain / (loss) on cash flow hedges	—	—	—	—	—	1 030	—	—	—	1 030	1 030	—	1 030
Currency translation adjustment	—	—	—	—	—	—	—	—	—	—	—	1	1
Income for the period	—	—	—	—	112	—	—	—	—	112	112	2	114

Total of gains / (losses) recorded	—	—	—	—	112	1 030	(3)	(6)	—	1 139	1 139	3	1 142

Stock based compensation (ESA)	—	—	—	—	(104)	—	—	—	—	(104)	(104)	—	(104)
Stock component of convertible bonds (OCEANE)	—	—	38	—	—	—	—	—	—	—	38	—	38
Treasury shares	—	—	—	(74)	—	—	—	—	—	—	(74)	—	(74)

June 30, 2005	269 383 518	2 290	422	(93)	3 268	1 030	(3)	(6)	—	4 289	6 908	114	7 022

March 31, 2006	269 383 518	2 290	430	(58)	4 023	1 055	(4)	(2)	—	5 072	7 734	119	7 853

Gain / (loss) on revaluation of fixed assets reclassified as available for sale assets	—	—	—	—	—	—	(2)	—	—	(2)	(2)	—	(2)
Gain / (loss) on cash flow hedges	—	—	—	—	—	129	—	—	—	129	129	—	129
Currency translation adjustment	—	—	—	—	—	—	—	(8)	—	(8)	(8)	—	(8)
Income for the period	—	—	—	—	244	—	—	—	—	244	244	(21)	223

Total of gains / (losses) recorded	—	—	—	—	244	129	(2)	(8)	—	363	363	(21)	342

Stock based compensation (ESA)	—	—	—	—	8	—	—	—	—	8	8	—	8
Treasury shares	—	—	—	1	—	—	—	—	—	—	1	—	1
Other	—	—	—	—	—	—	—	—	—	—	—	7	7

June 30, 2006	269 383 518	2 290	430	(57)	4 275	1 184	(6)	(10)	—	5 443	8 106	105	8 211

(*)	Established in accordance with accounting principles and valuation methods of IFRS standards adopted by the European Union

Air France – KLM Group

STATEMENTS OF CONSOLIDATED CASH FLOWS(*)

In € million Period from April 1st to June 30,	2006	2005
Income for the period	223	114
Amortization, depreciation and operating provisions	430	411
Financial provisions	7	—
Gain on disposals of tangible and intangible assets	(6)	—
Gain on disposals of subsidiaries and associates	(2)	—
Derivatives	11	(4)
Unrealized foreign exchange gains and losses, net	2	20
Negative goodwill	—	(2)
Share of profits (losses) of associates	—	(17)
Deferred taxes	108	52
Other non-monetary items	37	21

Subtotal	810	595

Changes in working capital	546	239

Net cash flow from operating activities	1 356	834

Acquisitions of subsidiaries and investments in associates, net of cash acquired	(24)	(28)
Purchase of property, plant and equipment and intangible assets	(655)	(730)
Proceeds on disposal of subsidiaries and investments in associates	2	—
Proceeds on disposal of property, plant and equipment and intangible assets	11	13
Dividends received	1	4
Decrease (increase) in investments, net between 3 months and 1 year	(289)	(30)

Net cash used in investing activities	(954)	(771)

Issuance of long-term debt	207	443
Repayments on long-term debt	(175)	(109)
Payment of debt resulting from finance lease liabilities	(151)	(69)
Decrease (increase) in loans, net	(11)	(56)
Dividends paid	(2)	(1)

Net cash flow from financing activities	(132)	208

Effect of exchange rate on cash and cash equivalents	1	—

Change in cash and cash equivalents	271	271

Cash and cash equivalents at beginning of period	2 844	2 192
Cash and cash equivalents at end of period	3 115	2 463

(*)	Established in accordance with accounting principles and valuation methods of IFRS standards adopted by the European Union

Air France – KLM Group

NOTES TO THE CONSOLIDATED FINANCIAL

STATEMENTS

Air France-KLM Group

1. SEGMENT INFORMATION

The Air France-KLM group’s primary reporting format is business segmentation.

Business segments’ results are those that are either directly attributable or that can be allocated on a reasonable basis to these business segments. Amounts allocated to business segments mainly correspond to the current operating income and the share of results in associates. Other elements of the income statement are presented in the “not allocated” column.

Inter-segment transactions are evaluated based on normal market conditions.

The Air France-KLM group’s secondary reporting format is geographical segmentation, based on origin of sales. Only segment revenue is allocated by geographical sales area.

Business segments

Passenger: Passenger operating revenues primarily come from passenger transport services on scheduled flights with the Company’s airline code, including flights operated by other airlines under code-sharing agreements. They also include commissions paid by SkyTeam alliance partners, code-sharing revenues, revenues from excess baggage and airport services supplied by the Group to third party airlines and services linked to IT systems.

Cargo: Cargo operating revenues come from freight transport on flights under the Companies codes, including flights operated by other partner airlines under code-sharing agreements. Other cargo revenues are derived principally from sales of cargo capacity to third parties.

Maintenance: Maintenance operating revenues are generated through maintenance services provided to other airlines and customers globally.

Other: The revenues from this segment come primarily from catering supplied by the group to third-party airlines and to charter flights operated primarily by Transavia.

Geographical segments

Group activities are broken down into five geographical regions :

  - Europe and North Africa

  - Caribbean, French Guiana and Indian Ocean

  - Africa, Middle East

  - Americas, Polynesia

  - Asia and New Caledonia

Air France-KLM Group

1.1. Information by business segment

      •    Period from April 1st to June 30, 2006

In € million	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	4 800	735	690	373	—	6 598
Inter-segment sales	(187)	(6)	(459)	(144)	—	(796)

External sales	4 613	729	231	229	—	5 802

Income from current operations	363	28	3	17	—	411
Income from operating activities	363	28	3	17	(23)	388
Share of profits (losses) of associates	—	—	—	—	—	—
Net cost of financial debt and other financial income and expenses	—	—	—	—	(78)	(78)
Income taxes	—	—	—	—	(88)	(87)

Net income from continuing operations	363	28	3	17	(185)	223

      •    Period from April 1st to June 30, 2005

In € million	Passenger	Cargo	Maintenance	Other	Non allocated	Total
Total sales	4 286	667	665	301	—	5 919
Inter-segment sales	(169)	(7)	(452)	(105)	—	(733)

External sales	4 117	660	213	196	—	5 186

Income from current operations	176	11	14	22	—	223
Income from operating activities	176	11	14	22	5	228
Share of profits (losses) of associates	14	—	—	3	—	17
Net cost of financial debt and other financial income and expenses	—	—	—	—	(79)	(79)
Income taxes	—	—	—	—	(52)	(52)

Net income from continuing operations	190	11	14	25	(126)	114

1.2. Information by geographical area

Sales by geographical area

      •    Period from April 1st to June 30, 2006

In € million	Europe North Africa	Caribbean French Guiana Indian Ocean	Africa Middle East	Americas Polynesia	Asia New Caledonia	Total
Scheduled passenger	2 871	86	277	762	349	4 345
Other passenger sales	190	14	12	22	30	268

Total passenger	3 061	100	289	784	379	4 613

Scheduled cargo	290	9	47	86	242	674
Other cargo sales	38	1	2	5	9	55

Total cargo	328	10	49	91	251	729

Maintenance	228	—	—	—	3	231
Others	223	2	2	1	1	229

Total	3 840	112	340	876	634	5 802

Air France-KLM Group

      •    Period from April 1st to June 30, 2005

In € million	Europe North Africa	Caribbean French Guiana Indian Ocean	Africa Middle East	Americas Polynesia	Asia New Caledonia	Total
Scheduled passenger (*)	2 647	86	246	598	282	3 859
Other passenger sales	197	15	8	13	25	258

Total passenger	2 844	101	254	611	307	4 117

Scheduled cargo	281	9	39	75	206	610
Other cargo sales	35	1	2	5	7	50

Total cargo	316	10	41	80	213	660

Maintenance	211	—	—	—	2	213
Others	191	3	2	—	—	196

Total	3 562	114	297	691	522	5 186

(*):	Geographical reallocation in line with the 2006/07 scope

Traffic sales by geographical area of destination

      •    Period from April 1st to June 30, 2006

In € million	Europe North Africa	Caribbean French Guiana Indian Ocean	Africa Middle East	Americas Polynesia	Asia New Caledonia	Total
Scheduled passenger	1 883	250	552	1 015	645	4 345
Scheduled cargo	17	48	89	207	313	674

Total	1 900	298	641	1 222	958	5 019

      •    Period from April 1st to June 30, 2005

In € million	Europe North Africa	Caribbean French Guiana Indian Ocean	Africa Middle East	Americas Polynesia	Asia New Caledonia	Total
Scheduled passenger (*)	1 772	238	483	818	548	3 859
Scheduled cargo	19	44	73	193	281	610

Total	1 791	282	556	1 011	829	4 469

(*):	Geographical reallocation in line with the 2006/07 scope

Air France-KLM Group

2. EXTERNAL EXPENSES

Period from April 1st to June 30 In € million	2006	2005
Aircraft fuel	1 010	809
Chartering costs	166	138
Aircraft operating lease costs	156	155
Landing fees and en-route charges	433	403
Catering	103	101
Handling charges and other operating costs	319	292
Aircraft maintenance costs	201	182
Commercial and distribution costs	321	315
Other external expenses	533	504

Total	3 242	2 899

The “Other external expenses” correspond mainly to rent expenses and insurance costs.

3. SALARIES AND NUMBER OF EMPLOYEES

Salaries and related costs

Period from April 1st to June 30 In € million	2006	2005
Wages and salaries	1 194	1 156
Social contributions	378	343
Other expenses	89	95

Total	1 661	1 594

Average number of employees

Period from April 1st to June 30	2006	2005
Flight deck crew	7 945	7 804
Cabin crew	20 603	20 137
Ground staff	74 552	73 945
	103 100	101 886

Air France-KLM Group

4. SALES OF AIRCRAFT EQUIPMENT AND OTHER NON-CURRENT INCOME AND EXPENSES

Period from April 1st to June 30 In € million	2006	2005
Sales of aircraft equipment	6	—

Impairment	(20)	—
Other	(9)	3

Other non-current income and expenses	(29)	3

•	The result on disposal of aircraft equipment that amounts to € 6 million, corresponds to the sale of an aircraft owned by AFPL, entity held by the Group at 45% and fully consolidated.

•	Moreover, AFPL has recorded an impairment during the period from April 1st to June 30, 2006. This impairment corresponds to accounting of an aircraft at fair value. The disposal of this aircraft will happen during the 4th quarter of the year 2006-07.

•	Lastly, minority interests on the income for the period as of June 30, 2006 that amounts to € (21) million integrates the share of the AFPL loss.

5. RECENT DEVELOPMENT

Litigation

Pursuant to legal proceedings commenced in 2004 in the Tribunal de Grande Instance in Paris against the former managers of Pretory, the security company, which led to their investigation for acts of embezzlement, illegal employment and organised money-laundering, Air France itself became the target on 20 July 2006 of an investigation for acts of aiding and abetting in connection with such alleged embezzlement and illegal employment. It has been alleged that by concluding an agreement with Pretory for the supply of security guards on board its planes following the attacks of 11 September 2001, business which Pretory sub-contracted to companies within its group, despite provisions of the agreement prohibiting it from doing so, Air France consciously facilitated the commission of certain infractions alleged against the managers of Pretory. Air France firmly denies these allegations and intends to seek the termination of its investigation before the Paris Court of Appeal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: August 31, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations